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                             June 4, 2020

       Yves R. Michel
       Chief Executive Officer
       GME Innotainment, Inc.
       208 East 51st Street, Suite 170
       New York, NY 10022

                                                        Re: GME Innotainment,
Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Response Letter
Dated May 28, 2020
                                                            File No. 024-11139

       Dear Mr. Michel:

              We have reviewed your May 28, 2020 response to our May 26, 2020 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       May 28, 2020 Response Letter to May 26, 2020 Comment Letter

       Notes to the Financial Statements
       Note 15. Subsequent Events, page 78

   1. We note from your response to our prior comment 2 that the information in Note 15 was as of the filing of the
financials as prepared and filed with the OTC Markets originally on
                                                        April 30, 2020 and
amended on May 7, 2020 and as such has not been updated. However, as an SEC filer, ASC
855-10-25-1A requires you to evaluate subsequent events through the date the financial
statements are issued. Therefore, Note 15 should be updated to include the significant
stock issuances made after December 31, 2019. Also, MD&A
                                                        should be revised to
include the nature of all significant stock issuances made after
                                                        December 31, 2019.
Please revise accordingly.
 Yves R. Michel
GME Innotainment, Inc.
June 4, 2020
Page 2

       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff
Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameYves R. Michel
                                                          Division of
Corporation Finance
Comapany NameGME Innotainment, Inc.
                                                          Office of
Manufacturing
June 4, 2020 Page 2
cc:       Andrew Coldicutt, Esq
FirstName LastName